BARNETT & LINN ___________ ATTORNEYS AT LAW	23945 CALABASAS ROAD, SUITE 115 CALABASAS , CALIFORNIA 91302 TELEPHONE (818) 436-6410 FAX (818) 223-8303 wbarnett@wbarnettlaw.com

October 28, 2011

Kevin Dougherty

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Re:

Cascade Springs, Ltd. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on June 13, 2011

File No.  333-174872

Gentlepersons:

In accordance with there being no further comments from the SEC, we concur with the Registrant’s request, enclosed herewith, that Amendment No. 2 to the Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on Tuesday, November 1, 2011, or as soon thereafter as practical.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mr. Delahunte, President

CASCADE SPRINGS LTD.

2351 N Bannavitch

Pahrump NV 89060

Telephone:  (702) 988-4233

October 28, 2011

Kevin Dougherty

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C.  20549

Re:

Cascade Springs Ltd. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on June 13, 2011

File No.  333-174872

Request for Acceleration

Dear Mr. Dougherty:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Amendment No. 2 to Registration Statement on Form S-1 relates (the “Company”), hereby respectfully requests that the effectiveness of the Amendment No. 2 to said Registration Statement be accelerated so that it will become effective at 12:00 p.m., Washington, D.C. time, on Tuesday, November 1, 2011, or as soon thereafter as practicable, unless we request by telephone that said Registration Statement be declared effective at some other time.

The Company further acknowledges that:

•

Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ William Delahunte___

       William Delahunte, President